Dentonia Resources Ltd.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

August 17, 2005

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: New Release dated August 17, 2005

Enclosed is a copy of our News Release dated August 17, 2005 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

Dentonia Resources Ltd.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

August 17, 2005 TSX Venture: DTA

NEWS RELEASE

- **VALUATION OF THE DIAMONDS FROM THIS YEAR'S MINI BULK SAMPLE, PENDING.**
- **A 3,000 TONNE BULK SAMPLE FROM THE "MAJOR VENT" OF THE DO27 KIMBERLITE PIPE IS BEING CONSIDERED.**
- **FUTURE CASH CALLS.**
- **CLARIFICATION OF VALUATION OF DO27 DIAMONDS FROM THE 1994 BULK SAMPLE, VALUED IN 1994.**
- **CORE DRILLING AT THE HY GOLD PROSPECT TINTINA GOLD BELT, YUKON, HOLE #2 INTERSECTED MINERALIZED QUARTZ VEIN. A NEW DISCOVERY?**
- **PROSPECTING AND STREAM SAMPLING PROGRAM, THOMLINSON CREEK.**

Valuation

Peregrine is in the process of obtaining valuation of the diamonds recovered from this winter's mini bulk sample (151 tonnes grading 0.98 ct/t) from various entities including Aber. These results should be available by the end of August.

3,000 Tonne Bulk Sample –Future Cash Calls

To dispel any confusion, under the current agreements DHK Diamonds Inc. ("DHK"), in which Dentonia has a 1/3 equity interest, has made its pro rata contributions to the winter/spring drill core program (28.8% plus its pro rata share of Aber's portion – refused to contribute), and advanced funds for the current fusion and micro diamond analysis of the core recovered from the DO27 kimberlite, in total $191,891.61, maintained its 20% interest in the DO27 Diamond Project, and is carried for the next $500,000 of core drilling expenditures on the DO27 Diamond Project.

As advised by the operator, Peregrine, a large diameter drill program, by using the Encore Drill System – 36" diameter – is being considered to extract a 3,000 tonne kimberlite sample from the Major Vent of DO27 pipe, in 2006.

Cash calls under the current agreements, have a 60 day respond period, followed by 30 day period in which to contribute, in other words, under current circumstance any payments to be made will not be required until November, 2005.

Valuation of 1994 Diamonds

In Dentonia's news release of July 25, 2005, reference was made to prices for rough unpolished stones at US$21.70, and US$33.50 per carat, respectively, **recovered from the bulk sample in 1994 and valued in 1994**.

Of interest is an article in the Financial Post, July 26, 2005, under the heading "China's new rich hunger for gems", to quote part of this article.

> "Demand for rough diamonds is especially strong in the United States, where heavy consumer spending is seen to boost demand for jewellery by 6% this year.
>
> Yet China, which has fuelled huge demand for less exotic base metals such as copper and nickel, has started to influence demand for precious stones.
>
> 'In Shanghai, eight out of 10 brides now celebrate their weddings with diamond jewellery,' said Gary Ralfe, managing director of De Beers, yesterday.
>
> Prices for rough, unpolished stones have risen by one-third since 2003, largely because new diamond mines are not being discovered fast enough to replace the lost output from exhausted mines."

This article suggests that prices for rough, unpolished stones should have increased considerably since 1994 and the prices of US$21.70 and US$33.50, respectively, are low at today's valuation.

Core Drilling at the HY Gold Prospect, Tintina Gold Belt

Dentonia has completed its drill program at the HY Gold Prospect, Tintina Gold Belt, Yukon, see News Release, July 25, 2005, which should be considered a preliminary exploration effort.

The second drill hole, first at the eastern trend, with -59° dip intersected a mineralization quartz vein between 25.2m to 27.3m, or 2.1m intersect, and was followed by hole #3, which was abandoned due to fault problems.

The mineralized vein, by visual inspection, contains sulfides and appears to be similar to grab samples at the surface which had grades between 9.9g/t to 37g/t gold.

Samples are being assayed, and the current drill program has been completed and the HY Gold Prospect will be assessed after assays and other information have been completed and received.

Thomlinson Creek Molybdenum Prospect, near Hazelton, B.C.

At the end of July, Ranex Exploration Ltd., of Smithers, BC, commenced a prospecting and stream sampling program of the two zones identified on this prospect by Don McIntyre, Ph.D., P.Eng, for further details see Dentonia's news release of July 7, 2005. These results should be available before the end of August.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President